Todd E. Mason | 212 692 6731 | tmason@mintz.com
Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

May 4, 2010
Via EDGAR and FedEx
Max A. Webb, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	NewLead Holdings, Ltd. Amendment No. 1 to Form F-3 Filed April 9, 2010 File No. 333-165745
Dear Mr. Webb:
          On behalf of NewLead Holdings, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated April 22, 2010 relating to the above-captioned Form F-3. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
          Exhibits 5.1
          1. We note counsel’s disclosure that for the purposes of giving its opinion, counsel examined and relied upon copies of the registration statement filed on March 26, 2010. Please revise to include any amendments to the registration statement that counsel examined and relied upon.
          RESPONSE:
          Bermuda counsel has revised its opinion to reflect the comments of the Staff.
          2. Please delete sentence (h) under the heading “Assumptions” since the laws of New York are implicated in relation to the opinions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Max A. Webb, Assistant Director
Securities and Exchange Commission
May 4, 2010

          RESPONSE:
Bermuda counsel acknowledges the Staff’s comment and has revised the language in its opinion to provide clarity concerning its initial assumption.
          3. Please delete sentence (i) under the heading “Assumptions.” Instead, counsel should revise its opinion, or file the opinion of another legal counsel, opining upon the laws of the state governing the indenture, including an opinion that the warrant is a legal, binding obligation of the registrant.
          RESPONSE:
          Bermuda counsel has revised its opinion in accordance with the Staff’s comment and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo has provided its legal opinion with respect to the legal and binding obligations of the Company with respect to the relevant documents. Mintz Levin’s opinion is filed as Exhibit 5.2 to the Registration Statement.
          4. Please delete sentence (j) under the heading “Assumptions.” Investors should not be required to assume the risk that the actions described therein have been taken.
          RESPONSE:
          Bermuda counsel has revised sentence (j) in order to address the Staff’s comment.
          5. Please delete the words “at the date hereof” from paragraph (a) under the heading “Reservations” or confirm that you will re-file your opinion on the date of effectiveness.
          RESPONSE:
          Bermuda counsel has revised its opinion in order to address the Staff’s comment.
          6. Please delete sentence (d) under the heading “Reservations.” Instead, counsel should make all necessary inquiries regarding the company’s obligation to MEB in order to render its opinion.
          RESPONSE:
          Bermuda counsel has deleted sentence (d) in accordance with the Staff’s comment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Max A. Webb, Assistant Director
Securities and Exchange Commission
May 4, 2010

          7. Please delete the words “credited as” from opinions number 1 and 2 or explain to us the significance. Similarly, explain to us the purpose of defining the term “non assessable” or delete the parenthetical from opinions 1 and 2.
          RESPONSE:
Bermuda counsel has amended its opinion in accordance with the Staff’s comment. In addition, Bermuda counsel has added additional language under the heading “Reservations” in order to address the use of “non-assessable” as used in the opinion and its application under Bermuda law.
          8. Please delete the first sentence of the third to last paragraphs, and delete to the second paragraph. The legal opinion cannot limit reliance.
          RESPONSE:
          Bermuda counsel has revised its opinion in accordance with the Staff’ comment.
Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,
/s/ Todd E. Mason
Todd E. Mason

cc:	Ken Koch
NewLead Holdings Ltd.